

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

March 31, 2009

By facsimile to (202) 663-8007 and U.S. Mail

Mr. Siping Fang
Chairman, President, and Chief Executive Officer
China Valves Technology, Inc.
No. 93 West Xinsong Road
Kaifeng City, Henan Province, People's Republic of China 475002

Re: China Valves Technology, Inc.
        Pre-effective Amendment 6 to Registration Statement on Form S-1
        Filed March 24, 2009
        File No. 333-154159
        Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and
        Subsequent Exchange Act Reports
        File No. 0-28481

Dear Mr. Fang:

    We reviewed the filings and have the comments below.

Pre-effective Amendment 6 to Registration Statement on Form S-1

Our Challenges, page 3

1.   Disclosure here that 30% of sales comes from key distributors is inconsistent with
        disclosure on page 7 that 80% of sales came from key distributors in 2008. Please
        reconcile the disclosures.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
20

Results of Operations, page 22

2.   Your discussion of income before income taxes and net income on page 25 excludes the
        non-cash compensation charge related to the make good provision. Please revise your

disclosure to discuss also income before income taxes and net income without excluding the non-cash compensation charge related to the make good provision.

Liquidity and Capital Resources, page 26

3.   You disclose on page 27 that your "net income (after adjusting for the non-cash compensation charge of $14,998,974) increased to $10,762,129." Please also discuss your net income including the non-cash compensation charge.

Annual Report on Form 10-K for the fiscal year ended December 31, 2008

General

4.   Please address the above Management's Discussion and Analysis and Financial Statements comments in your future filings under the Exchange Act.

Item 9A. Controls and Procedures, page 48

(a) Evaluation of Disclosure Controls and Procedures, page 48

5.   We note the conclusion that your disclosure controls and procedures were not effective "to satisfy the objectives for which they are intended." In future filings, please remove this statement, as it inappropriately qualifies the conclusion as to whether the disclosure controls and procedures are effective.

(b) Management's annual report on internal control over financial reporting, page 49

6.   In future filings, please disclose the information required by paragraph (a)(2) of Item 308T of Regulation S-K.

7.   We note that you have disclosed that during your assessment you identified three material weaknesses in your internal control over financial reporting. We have the following comments:

- Please confirm to us whether the assessment was completed.

- You have not disclosed management's conclusion as to whether you internal control over financial reporting is effective. Please tell us, and in future filings disclose, management's conclusion. Refer to paragraph (a)(3) of Item 308T of Regulation S-K.

- Please tell us, and in future filings disclose, the impact of each control deficiency on all significant aspects of your financial statements.

8.   We note the disclosure regarding the steps you identified as needed to remediate the material weaknesses. Please tell us, and in future filings disclose the <u>actual</u> steps you have taken to date to remediate the material weaknesses.

<u>(c) Changes in internal control over financial reporting, page 32</u>

9.   We note your disclosure that "[e]xcept as described above, there were no changes in our internal control over financial reporting during the fourth quarter of our fiscal year ended December 31, 2008, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting." Please tell us, and in future filings revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

<u>Closing</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us marked courtesy copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions about comments on the financial statements and related matters to Jeffrey R. Gordon, Staff Accountant, at (202) 551-3866 or Jeanne K. Baker, Assistant Chief Accountant, at (202) 551-3691. You may direct questions about other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Andrew P. Schoeffler, Staff Attorney, at (202) 551-3748.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Louis A. Bevilacqua, Esq.
     Thomas M. Shoesmith, Esq.
     Joseph R. Tiano, Jr., Esq.
     Pillsbury Winthrop Shaw Pittman LLP
     2300 N Street, N.W.
     Washington, DC 20037-1122